May 17, 2011

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC  20549-3561

RE:       YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 25, 2010

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated May 6, 2011, which contained comments based on your review of the above-referenced Form 10-K.  Pursuant to a telephone conversation I had with Doug Jones of the SEC on May 16, 2011, we intend to file a response to your comments by May 27, 2011.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller